Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS METAL MANAGEMENT LIMITED
ABN	69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT LEWON
Date of last notice	13 January 2010
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest	N/A
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17-22 December 2010

No. of securities held prior to change	91,000 options to acquire American Depositary Shares (Options)

Class	See above

Number acquired	29,500 American Depositary Shares acquired pursuant to the exercise of Options in accordance with a Preset Diversification Program (10b5-1 Trading Plan) (Sales Plan)

Number disposed	29,500 American Depositary Shares pursuant to a sale in accordance with the Sales Plan

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$193,165 net (being sale proceeds of US$644,220 less exercise price of Options of US$451,055)

No. of securities held after change	61,500 options to acquire American Depositary Shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options and on-market trade of American Depositary Shares in accordance with the Sales Plan
1061342-v1\SYDDMS\AUSKC7

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Sales Plan dated 22 September 2010, as amended 10 November 2010, between Robert Lewon and Morgan Stanley Smith Barney LLC (MSSB)

Nature of interest	MSSB acts as agent for Mr Lewon in respect of a trading plan relating to the exercise of Options held by Mr Lewon and the subsequent sale of American Depositary Shares

Name of registered holder	The Sales Plan relates only to unexercised Options
(if issued securities)

Date of change	17-22 December 2010

No. and class of securities to which interest related prior to change	29,500 options to acquire American Depositary Shares
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	Nil

Interest disposed	29,500 Options

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	US$193,165 net (being sale proceeds of US$644,220 less exercise price of Options of US$451,055)

Interest after change	Nil

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002